UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023.

 Commission File Number 001-40626

VTEX
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

125 Kingsway, Wc2B 6NH
London, United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

VTEX Reports Third Quarter 2023 Financial Results

GMV and total revenue YoY growth reached 35% and 31%, respectively

Gross profit increased 36% YoY, representing a margin expansion of 292 bps

Non-GAAP operating income and free cash flow reached $1.7 million and $2.7 million, respectively

NEW YORK--(BUSINESS WIRE)--November 7, 2023--VTEX (NYSE: VTEX) the global enterprise digital commerce platform for premier brands and retailers, today announced results for the third quarter of 2023 ended September 30, 2023. VTEX results have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting”.

Geraldo Thomaz Jr., founder and co-CEO of VTEX, commented, “VTEX had another solid quarter. Our GMV and revenue accelerated to a notable pace under uncertain macro conditions while we continued to deliver gross margin improvements and expenses discipline, demonstrating an attractive balance of growth investments and profitability. Our focus on execution and the operational leverage of our business model allowed us to deliver our breakeven goal one quarter ahead of schedule.” Mariano Gomide de Faria, founder and co-CEO of VTEX, added, “VTEX is becoming the preferred platform for forward-thinking leaders. Notable customer wins and the successful launch of Beautycounter in the US mark another relevant milestone in our global expansion journey. VTEX Connect success in Mexico also demonstrates our expansion potential in Latam. Validating our world-class product, Gartner recognized VTEX in second place in three out of five of its digital commerce critical capabilities, and as one of the best rated digital commerce platforms by Gartner Peer Insights in the last twelve months.”

Third Quarter 2023 Financial Highlights

  GMV reached US$4.0 billion in the third quarter of 2023, representing a YoY increase of 35.2% in USD and 27.8% on an FX neutral basis.
  Total revenue increased to US$50.6 million in the third quarter of 2023, from US$38.8 million in the third quarter of 2022, representing a YoY increase of 30.6% in USD and 24.5% on an FX neutral basis.
  Subscription revenue represented 93.9% of total revenues and increased to US$47.5 million in the third quarter of 2023, from US$36.5 million in the third quarter of 2022, a YoY increase of 30.2% in USD and 24.2% on an FX neutral basis.
  Non-GAAP subscription gross profit was US$36.2 million in the third quarter of 2023, compared to US$26.9 million in the third quarter of 2022, representing a YoY increase of 34.6% in USD and 27.7% on an FX neutral basis.
    Non-GAAP subscription gross margin was 76.2% in the third quarter of 2023, compared to 73.8% in the same quarter of 2022. Non-GAAP subscription gross profit margin 247 bps YoY expansion was mainly attributable to operational hosting cost efficiencies, support cost optimization, among other impacts.
  Non-GAAP income from operations was US$1.7 million during the third quarter of 2023, compared to a Non-GAAP loss from operations of US$1.5 million in the second quarter of 2023 and a Non-GAAP loss from operations of US$6.0 million in the same quarter of 2022.
  Non-GAAP positive free cash flow was US$2.7 million during the third quarter of 2023, compared to a Non-GAAP negative free cash flow of US$3.3 million both in the second quarter of 2023 and in the same quarter of 2022.
  Our total headcount decreased to 1,276 as of September 30, 2023, representing a decrease of 9.2% YoY and a decrease of 2.2% QoQ.
  On August 8, 2023 the Board of Directors authorized the repurchase of shares of the Company's Class A common shares for an aggregate consideration of up to US$20.0 million. As of September 30, 2023, we repurchased 1.9 million shares at an average price of US$5.53 per share for a total cost of US$9.9 million. Considering the previous plan that concluded on August 8, 2023, the total repurchased shares amounted to 9.0 million, with an average price of US$4.16 per share and a total cost of US$37.9 million.

Third Quarter 2023 Commercial Highlights:

  New customers that initiated their operations with us, among others: Naldo in Argentina, Aiwa, Preçolandia and PicPay B2B in Brazil, Ren-Wil in Canada, ICB Food in Chile, CoopiDrogas, Gabrica, Eurosuper and Mattelsa in Colombia, Vianney and Farma Piel in Mexico, and Beautycounter and Pierce Manufacturing B2B in the US.
  Existing customers expanding their operations with us by opening new online stores, among others:
  Calvin Klein, who added a new store in Ecuador, now operating in nine countries in Latin America;
  Farmacity, who added their Simplicity brand in Argentina, now operating with four stores in Argentina and one in Uruguay;
  Reebok, who added a store in Panama, operating in six countries in Latin America; and
  Whirlpool, who added their Kitchenaid brand in Austria, Denmark, Finland, France, UK, and Italy, now operating in Latin America, EMEA, and APAC.

Third Quarter 2023 Operational Highlights:

We innovate aligned with our guiding principles. We express our brand through the success of our customers. VTEX key operational highlights this quarter are:

  Zero friction onboarding and collaboration:
    The Foschini Group, a leading South African retailer with 26 diverse brands, leveraged VTEX to launch "Bash," integrating 18 brands into one customizable marketplace. Post-launch, multi-brand orders surged by 73%, and app sales quickly reached over 35% of total online sales within two months, boasting a conversion rate exceeding 200% for mobile web and 80% for desktop. Additionally, page load speed improved by 33%, enhancing the overall user experience.
    Sorte Online, a leading Brazilian platform specialized in lottery intermediation, adopted VTEX's headless approach for greater frontend autonomy, improving their go-to-market strategy. This move led to increased conversion rates across all channels (organic, direct, paid media) due to reduced latency and VTEX's scalability for high traffic without downtime.
    An aftermarket vendor in the US, has embarked on a collaboration project with VTEX to evolve their B2B online experience and improve customer experience, search and track product details, while benefiting from VTEX master data capabilities to manage their extensive SKU catalog.
    A global clothing and accessories retailer with 11 online stores and 10 marketplaces across 39 countries, adopted VTEX's headless CMS approach. This integration allows them to easily customize and manage webpage content, enhancing performance by minimizing errors and content loss.
    At NY Fashion Week, PatBo partnered with VTEX for a Live Shopping event, being the only Brazilian brand to host a fashion show at the event. The results were impressive, with a 300% increase in sales, a 125% surge in orders, and a notable 79% rise in average order value, underscoring Live Shopping's growing efficacy.
    During VTEX Connect Latam, the Live Shopping experience thrived with the Live Booth, hosting seven 40-minute events with an average of 447 viewers each. Notably, KitchenAid, a participating brand, enjoyed a remarkable 152% increase in sales. AI Tags, a new feature introduced during the event, enabled live presenters to identify products in real-time, enhancing the overall Live Shopping experience.
    In Argentina, the TV show "Bailando por un Sueño" seamlessly integrated with Style Store, a VTEX customer utilizing a streaming solution for Live Shopping. The result: over 75K viewers during the live broadcast and an astounding 700% sales boost compared to the previous month. This event showcased Live Shopping's evolving landscape and its potential for remarkable sales growth.
  Single control panel for every order
    Naldo, an Argentine retail brand with 70+ stores in 14 states, opted for the VTEX platform. This choice streamlined their vast SKU management, enabled payment and promotion features, and integrated logistics with third parties, enhancing sales opportunities and customer experience.
  Commerce on auto-pilot and co-pilot
    Farma Conde, a well-known Brazilian pharmacy chain with numerous physical stores, joined forces with VTEX for omnichannel capabilities. They've integrated over 160 stores into VTEX's platform, using features like regionalization and intelligent search to improve the customer experience. Farma Conde also utilizes third-party solutions from the VTEX ecosystem, including Mercado Pago for payments and Google Analytics for performance metrics.
    Sergio K., a high-end Brazilian men's fashion brand, adopted VTEX's composable architecture for their digital commerce platform. With VTEX IO, they enhanced the customer experience by implementing features like the wishlist. Sergio K. also optimized deliveries with VTEX Shipping Network and utilized Google Analytics for easy sales data tracking, resulting in a 7x order conversion rate increase, 25% higher AOV, and a 60% reduction in shipping costs.
  The development platform of choice for digital commerce
    Pague Menos, a leading player in pharmaceutical retail and a long-term VTEX partner, leveraged VTEX's flexibility to swiftly integrate Extrafarma using VTEX IO Store Framework in just 29 days. This strategic move led to remarkable sales growth, a 200% boost in conversion rates, and cost reductions, reinforcing Pague Menos Group's financial efficiency while uniting both stores seamlessly.

Business Outlook

The integration of ecommerce to leverage existing physical stores has become a crucial aspect of the business strategy for enterprise brands and retailers. Consumers now expect a seamless shopping experience, whether they're browsing online or in-store. Omnichannel has gone from being a desirable feature to a vital tool for engaging with consumers in a consistent and relevant manner.

Although the global macroeconomic environment imposes challenges to retailers and ecommerce players, our company has not seen any significant deterioration in our most relevant long-term performance metrics. This is a testament to the resilience of our business model and our ability to adapt to changing market conditions.

Although the macroeconomic scenario remains uncertain, we see an encouraging stabilization on our sale cycle in the current quarter. We are closely monitoring the performance of our customers and sales funnel and taking necessary actions to ensure our business's continued growth and success.

In this context, we are currently targeting revenue for the fourth quarter of 2023 in the US$55.0 million to US$57.0 million range, implying a YoY growth of 22% on an FX neutral basis in the middle of the range.

For the full year 2023, considering the current performance of the company, we are increasing the bottom and the top of the range, now targeting the full year to end between 22% to 23% on an FX-neutral YoY basis, implying a range of US$196 million to US$198 million based on October average FX rate and assuming a devaluation of Argentina’s currency aligned with market futures rates.

As we continue executing our strategy for profitable growth, we anticipate YoY improvements in our Non-GAAP operating income margin in the fourth quarter 2023.

We are confident in VTEX's ability to navigate the uncertainties posed by the current macroeconomic scenario. We are empowering our customers to digitally transform their commerce operations while helping them to outperform the market.

The business outlook provided above constitutes forward-looking information within the meaning of applicable securities laws and is based on a number of assumptions and subject to a number of risks. Actual results could vary materially as a result of numerous factors, including certain risk factors, many of which are beyond VTEX’s control. See the cautionary note regarding ''Forward-Looking Statements'' below. Fluctuations in VTEX’s operating results may be particularly pronounced in the current economic environment. There can not be an assurance that VTEX will achieve these results.

The following table summarizes certain key financial and operating metrics for the three months and nine months ended September 30, 2023 and 2022.

	Three months ended September 30,		Nine months ended September 30,
(in millions of US$, except as otherwise indicated)	2023	2022	2023	2022
GMV	3,999.3	2,957.5	11,141.5	8,783.9
GMV growth YoY FXN (1)	27.8%	28.7%	23.2%	25.8%
Revenue	50.6	38.8	140.8	112.1
Revenue growth YoY FXN (1)	24.5%	22.0%	23.2%	23.4%
Non-GAAP subscription gross profit (2)(4)	36.2	26.9	99.3	76.2
Non-GAAP subscription gross profit margin (3)(4)	76.2%	73.8%	75.2%	72.0%
Non-GAAP income (loss) from operations (4)	1.7	(6.0)	(3.9)	(37.2)
Total number of employees	1,276	1,405	1,276	1,405

(1) Calculated by using the average monthly exchange rates for the applicable months during 2022, adjusted by inflation in countries with hyperinflation, and applying them to the corresponding months in 2023, as applicable, so as to calculate what our results would have been had exchange rates remained stable from one year to the next.
(2) Corresponds to our subscription revenues minus our subscription costs.
(3) Corresponds to our subscription gross profit divided by subscription revenues.
(4) Reconciliation of Non-GAAP metrics can be found in tables below.

Conference Call and Webcast

The conference call may be accessed by dialing +1-888-660-6011 (Conference ID – 1918046–) and requesting inclusion in the call for VTEX.

The live conference call can be accessed via audio webcast at the investor relations section of the Company's website, at https://www.investors.vtex.com/.

An archive of the webcast will be available for one week following the conclusion of the conference call.

Definition of Selected Operational Metrics

“ARR” means annual recurring revenue, calculated as subscription revenue in the most recent quarter multiplied by four.

“Customers” means companies ranging from small and medium-sized businesses to larger enterprises that pay to use VTEX’s platform.

“GMV” means the total value of customer orders processed through our platform, including value-added taxes and shipping. Our GMV does not include the value of orders processed by our SMB customers or B2B transactions.

“FX Neutral” or “FXN” means a way of using the average monthly exchange rates for each month during the previous year, adjusted by inflation in countries with hyper-inflation, and applying them to the corresponding months of the current year, so as to calculate what results would have been had exchange rates remained stable from one year to the next.

“SSS” means same-store-sales calculated on a yearly basis by dividing the GMV of active online stores in the current period by the GMV of the same active online same stores in the prior period.

“Stores” or “Active Stores” means the number of unique domains generating gross merchandise value. Each customer might have multiple stores.

Special Note Regarding Non-GAAP financial metrics

For the convenience of investors, this document presents certain Non-GAAP financial measures, which are not recognized under IFRS, specifically Non-GAAP subscription gross profit, Non-GAAP Income (Loss) from Operations, Non-GAAP Free Cash Flow and FX Neutral measures.

We understand that Non-GAAP subscription gross profit, Non-GAAP Income (Loss) from Operations, Non-GAAP Free Cash Flow and FX Neutral measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations presented in accordance with IFRS. Additionally, our calculations of Non-GAAP subscription gross profit, Non-GAAP Income (Loss) from Operations, Free Cash Flow and FX Neutral measures may be different from the calculation used by other companies, including our competitors, and therefore, our measures may not be comparable to those of other companies.

Reconciliation of Non-GAAP measures

The following table presents a reconciliation of our Non-GAAP subscription gross profit to subscription gross profit for the following periods:

	Three months ended September 30,		Nine months ended September 30,
(in millions of US$, except as otherwise indicated)	2023	2022	2023	2022
Subscription revenue	47.5	36.5	132.1	105.7
Subscription cost	(11.4)	(9.8)	(32.9)	(29.9)
Subscription gross profit	36.1	26.8	99.1	75.8
Share-based compensation	0.1	0.2	0.2	0.3
Non-GAAP subscription gross profit	36.2	26.9	99.3	76.2
Non-GAAP subscription gross margin	76.2%	73.8%	75.2%	72.0%

The following table presents a reconciliation of our Non-GAAP expenses to expenses for the following periods:

Sales & Marketing	Three months ended September 30,		Nine months ended September 30,
(in millions of US$, except as otherwise indicated)	2023	2022	2023	2022
Sales & Marketing expense	(15.1)	(16.2)	(44.3)	(55.4)
Share-based compensation expense	1.0	1.3	3.3	1.7
Amortization and adjustment related to acquisitions	0.3	0.3	0.9	0.9
Non-GAAP Sales & Marketing expense	(13.8)	(14.6)	(40.1)	(52.7)

Research & Development	Three months ended September 30,		Nine months ended September 30,
(in millions of US$, except as otherwise indicated)	2023	2022	2023	2022
Research & Development expense	(15.5)	(13.8)	(45.8)	(43.1)
Share-based compensation expense	1.9	2.0	5.6	3.1
Amortization and adjustment related to acquisitions	0.3	0.2	0.9	0.7
Non-GAAP Research & Development expense	(13.3)	(11.6)	(39.3)	(39.4)
General & Administrative	Three months ended September 30,		Nine months ended September 30,
(in millions of US$, except as otherwise indicated)	2023	2022	2023	2022
General & Administrative expense	(8.4)	(6.9)	(24.5)	(21.3)
Share-based compensation expense	1.5	1.3	4.9	2.9
Amortization and adjustment related to acquisitions	0.0	0.0	0.0	0.0
Non-GAAP General & Administrative expense	(6.9)	(5.7)	(19.6)	(18.4)

The following table presents a reconciliation of our Non-GAAP loss from operations to loss from operations for the following periods:

	Three months ended September 30,		Nine months ended September 30,
(in millions of US$, except as otherwise indicated)	2023	2022	2023	2022
Loss from operations	(3.5)	(11.3)	(20.3)	(46.9)
Share-based compensation expense	4.6	4.8	14.4	8.2
Amortization and adjustment related to acquisitions	0.6	0.5	2.0	1.6
Non-GAAP income (loss) from operations	1.7	(6.0)	(3.9)	(37.2)

The following table presents a reconciliation of our Non-GAAP free cash flow to net cash used by operating activities for the following periods:

	Three months ended September 30,		Nine months ended September 30,
(in millions of US$, except as otherwise indicated)	2023	2022	2023	2022
Net cash provided by (used in) by operating activities	2.8	(3.2)	(5.4)	(31.8)
Acquisitions of intangibles	-	-	-	-
Acquisitions of property and equipment	(0.1)	(0.1)	(0.3)	(0.3)
Non-GAAP free cash flow	2.7	(3.3)	(5.7)	(32.1)

The following table sets forth the FX neutral measures related to our reported results of the operations for the three months period ended September 30, 2023:

	Three months ended September 30,
	As Reported			FXN	As Reported	FXN
(in millions of US$, except as otherwise indicated)	3Q23	3Q22	Percentage change	3Q23	3Q22	Percentage change
Subscription revenue	47.5	36.5	30.2%	45.3	36.5	24.2%
Services revenue	3.1	2.2	37.6%	2.9	2.2	30.5%
Total revenue	50.6	38.8	30.6%	48.3	38.8	24.5%
Gross profit	35.6	26.1	36.3%	33.8	26.1	29.2%
Loss from operation	(3.5)	(11.3)	(69.2)%	(2.8)	(11.3)	(75.3)%

This announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, "Interim Financial Reporting" nor a financial statement as defined by International Accounting Standards 1 "Presentation of Financial Statements". The financial information in this press release has not been audited.

About VTEX

VTEX (NYSE: VTEX) is the enterprise digital commerce platform where forward-thinking CEOs and CIOs smarten up their investments. Our composable and complete platform helps brands and retailers modernize their stack and reduce maintenance costs by rapidly migrating from legacy systems, connecting their entire value chain, and making inventory and fulfillment their strength.

As a leader in digital commerce, VTEX is trusted by more than 2,600 B2C and B2B customers, including Carrefour, Colgate, Motorola, Sony, Stanley Black & Decker, and Whirlpool, having over 3,400 active online stores across 38 countries (as of FY ended on December 31, 2022). For more information, visit www.vtex.com.

Forward-looking Statements

This announcement contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1993, as amended, and Section 21E of the Securities Exchange of 1934, as amended. Statements contained herein that are not clearly historical in nature, including statements about the VTEX strategies and business plans, are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” ”strategy,” “project,” “target” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements.

VTEX may also make forward-looking statements in its periodic reports filed with the U.S. Securities and Exchange Commission, or the SEC, in press releases and other written materials and in oral statements made by its officers and directors. These forward-looking statements speak only as of the date they are made and are based on the VTEX’s current plans and expectations and are subject to a number of known and unknown uncertainties and risks, many of which are beyond VTEX’s control. A number of factors and risks could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in VTEX filings with the SEC.

As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this announcement. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented as there is no guarantee that expected events, trends or results will actually occur. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

This announcement may also contain estimates and other information concerning our industry that are based on industry publications, surveys and forecasts. This information involves a number of assumptions and limitations, and we have not independently verified the accuracy or completeness of the information.

VTEX
Condensed consolidated interim statements of profit or loss (Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

	Three months ended		Nine months ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022

Subscription revenue	47,544	36,513	132,078	105,743
Services revenue	3,084	2,241	8,718	6,392
Total revenue	50,628	38,754	140,796	112,135
Subscription cost	(11,395)	(9,755)	(32,948)	(29,917)
Services cost	(3,625)	(2,872)	(12,144)	(8,321)
Total cost	(15,020)	(12,627)	(45,092)	(38,238)
Gross profit	35,608	26,127	95,704	73,897
Operating expenses
General and administrative	(8,374)	(6,944)	(24,541)	(21,296)
Sales and marketing	(15,101)	(16,176)	(44,332)	(55,394)
Research and development	(15,508)	(13,812)	(45,772)	(43,146)
Other losses	(99)	(489)	(1,364)	(954)
Loss from operations	(3,474)	(11,294)	(20,305)	(46,893)

Financial income	8,974	7,137	25,573	16,125
Financial expense	(7,896)	(7,327)	(22,925)	(26,462)
Financial result, net	1,078	(190)	2,648	(10,337)

Equity results	281	272	989	759

Loss before income tax	(2,115)	(11,212)	(16,668)	(56,471)

Income tax
Current	(50)	260	(2,317)	(741)
Deferred	(214)	(590)	2,068	5,115
Total income tax	(264)	(330)	(249)	4,374

Net loss for the period	(2,379)	(11,542)	(16,917)	(52,097)

Attributable to controlling shareholders	(2,374)	(11,542)	(16,913)	(52,095)
Non-controlling interest	(5)	-	(4)	(2)

Loss per share
Basic loss per share	(0.013)	(0.060)	(0.090)	(0.273)
Diluted loss per share	(0.013)	(0.060)	(0.090)	(0.273)

VTEX
Condensed consolidated interim balance sheets (Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

	September 30, 2023	December 31, 2022
ASSETS
Current assets
Cash and cash equivalents	21,301	24,394
Restricted cash	-	1,608
Short-term investments	192,405	214,164
Trade receivables	41,591	36,844
Recoverable taxes	3,762	5,122
Deferred commissions	937	663
Prepaid expenses	4,291	4,152
Derivative financial instruments	287	117
Other current assets	60	93
Total current assets	264,634	287,157

Non-current assets
Trade receivables	5,920	5,432
Deferred tax assets	20,731	17,710
Prepaid expenses	105	204
Recoverable taxes	4,174	3,334
Deferred commissions	2,769	1,790
Other non-current assets	947	957
Right-of-use assets	3,658	4,818
Property and equipment, net	3,127	3,909
Intangible assets, net	30,173	31,210
Investments in joint venture	1,061	1,152
Total non-current assets	72,665	70,516
Total assets	337,299	357,673

	September 30, 2023	December 31, 2022
LIABILITIES
Current liabilities
Accounts payable and accrued expenses	36,549	34,136
Loans and financing	-	1,153
Taxes payable	4,124	4,128
Lease liabilities	1,897	1,898
Deferred revenue	24,366	20,332
Accounts payable from acquisition of subsidiaries	-	299
Other current liabilities	296	70
Total current liabilities	67,232	62,016

Non-current liabilities
Accounts payable and accrued expenses	1,092	511
Taxes payable	-	160
Lease liabilities	2,817	3,737
Deferred revenue	16,354	13,923
Deferred tax liabilities	3,078	2,464
Other non-current liabilities	464	185
Total non-current liabilities	23,805	20,980

EQUITY
Issued Capital	19	19
Capital reserve	377,330	390,885
Other reserves	2,142	127
Accumulated losses	(133,286)	(116,373)
Equity attributable to VTEX’s shareholders	246,205	274,658
Non-controlling interests	57	19
Total shareholders’ equity	246,262	274,677
Total liabilities and equity	337,299	357,673

VTEX
Condensed consolidated interim statements of cash flows (Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

	September 30, 2023	September 30, 2022

Net loss for the period	(16,917)	(52,097)
Adjustments for:
Depreciation and amortization	3,799	3,378
Deferred income tax	(2,068)	(5,115)
Loss on disposal of rights of use, property, equipment, and intangible assets	614	(9)
Expected credit losses from trade receivables	1,093	640
Share-based compensation	12,280	8,501
Provision for payroll taxes (share-based compensation)	2,117	(1,578)
Adjustment of hyperinflation	10,221	3,786
Equity results	(989)	(759)
Accrued interest	(9,875)	(597)
Fair value (gains) losses	(7,863)	6,610
Others and foreign exchange, net	2,559	464
Change in operating assets and liabilities
Trade receivables	(6,781)	(604)
Recoverable taxes	(108)	927
Prepaid expenses	206	3,919
Other assets	(25)	(581)
Accounts payable and accrued expenses	(958)	3,184
Taxes payable	415	(2,523)
Deferred revenue	5,450	48
Other liabilities	1,175	791
Cash used in operating activities	(5,655)	(31,615)
Income tax refund (paid)	233	(193)
Net cash used in operating activities	(5,422)	(31,808)
Cash flows from investing activities
Dividends received from joint venture	1,138	147
Purchase of short-term investment	(112,350)	(111,040)
Redemption of short-term investment	139,458	66,152
Interest and dividend received from short-term investments	1,941	597
Payment of business acquired	-	(1,692)
Acquisitions of property and equipment	(252)	(266)
Derivative financial instruments	359	-
Net cash provided by (used in) investing activities	30,294	(46,102)
Cash flows from financing activities
Derivative financial instruments	-	(718)
Changes in restricted cash	1,660	(403)
Proceeds from the exercise of stock options	632	430
Net-settlement of share-based payment	(1,618)	(1,138)
Buyback of shares	(25,053)	(5,184)
Payment of loans and financing	(1,238)	(1,982)
Interest paid	(5)	(48)
Principal elements of lease payments	(1,152)	(898)
Lease interest paid	(440)	(515)
Net cash used in financing activities	(27,214)	(10,456)
Net decrease in cash and cash equivalents	(2,342)	(88,366)
Cash and cash equivalents, beginning of the period	24,394	121,006
Effect of exchange rate changes	(751)	(2,783)
Cash and cash equivalents, end of the period	21,301	29,857

Non-cash transactions:
Lease liabilities arising from obtaining right-of-use assets	85	985
Issue of ordinary shares as consideration for a business combination	-	3
Dividends from joint venture used to pay accounts from acquisition of subsidiaries	-	448
Transactions with non-controlling interests	42	7

Contacts

Julia Vater Fernández
Investor Relations Director
investors@vtex.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 7, 2023

VTEX

By: /s/ Ricardo Camatta Sodre
Name: Ricardo Camatta Sodre
Title: Chief Financial Officer